UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

JMG Exploration Inc.

 (Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

46621A109

(CUSIP Number)

Charles F. Kirby

PO Box 3087

Greenwood Village, CO  80155-3087

(303) 222-1214

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With copies to:

Howard J. Kern, PC 579 Erskine Drive Pacific Palisades, California 90272 (310) 857-6342

April 27, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER: 46621A109

1. Names of Reporting Persons Charles F. Kirby
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Colorado
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 359,761
8. Shared Voting Power 895,259
9. Sole Dispositive Power 27,185
10. Shared Dispositive Power 895,259
11. Aggregate Amount Beneficially Owned by Each Reporting Person 895,259(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 4.52% (2)
14. Type of Reporting Person (See Instructions) IN

(1)

The share numbers contained herein assume that the Issuer has affected a reverse 2for 1 stock split of its common stock and has issued 16,997,398 of its Common Shares to the former shareholders of Ad-Vantage Networks, Inc., which merged into the issuer effective August 31, 2012.  The Common Shares and warrants to purchase Common received by the Ad-Vantage shareholders are referred to herein as “Ad-Vantage Shares” and “Advantage Warrants,” respectively. These shares include 117,514 shares of common stock, 151,340 Ad-Vantage Shares, and 69,645 common stock purchase warrants owned by The Kirby Enterprises Fund, LLC, a Delaware limited liability company of which Mr. Kirby is the sole manager;, 50,299 shares of common stock owned by The Elevation Fund, LLC, a Delaware limited liability company of which Mr. Kirby is the sole manager; 4,850 shares of common stock and 19,870 common stock purchase warrants owned by Kearney Properties, LLC, a Colorado limited liability company of which Mr. Kirby is the sole manager; 8,075 shares of common stock and 57,319 Ad-Vantage Shares owned by Kearney Holdings, LLC, a Colorado limited liability company of which Mr. Kirby is the sole manager; 346,168 Ad-Vantage Shares, 13,393 shares of common stock and 200 common stock purchase warrants held by Mr. Kirby in his personal IRA/Roth 401K  account;, and 43,837 Ad-Vantage Shares and 1,750 shares of common stock and 11,000 common stock purchase warrants owned by River Bend, LLC, a Colorado limited liability company of which Mr. Kirby is the sole manager.

(2)

Based upon 19,707,398 shares of Issuer’s common stock outstanding (including 16,997,398 Ad-Vantage Shares) and 100,715 stock purchase warrants exercisable as of October 1, 2012.

            CUSIP NUMBER: 46621A109

1. Names of Reporting Persons THE KIRBY ENTERPRISES, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 338,499(3)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 338,499
11. Aggregate Amount Beneficially Owned by Each Reporting Person 338,499(4)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 1.71% (5)
14. Type of Reporting Person (See Instructions) OO

(3)

Mr. Kirby is the sole manager of The Kirby Enterprises, LLC.

(4)

Includes 117,514 shares of common stock, 151,340 Ad-Vantage Shares, and 69,645 common stock purchase warrants.

(5)

Based upon 19,707,398 shares of Issuer’s common stock (including 16,997,398 Ad-Vantage Shares) and 69,645 common stock purchase warrants owned by the reporting person and outstanding as of October 2, 2012.

This Amendment No. 2 is the exit amendment for Mr. Charles Kirby, The Kirby Enterprises, LLC, and The Westhampton Special Situations Fund, LLC (“Westhampton”) and amends and supplements the Schedule 13D originally filed by Mr. Charles Kirby, The Kirby Enterprises, LLC, and Westhampton (collectively, the “Filers”) on August 19, 2010 (as amended, the “Schedule 13D), relating the Common Stock, $0.01 par value per share (the “Common Shares”), of JMG Exploration, Inc. (the “Issuer”).  As of August 1, 2012, Mr. Kirby resigned as the manager of Westhampton and disclaims ownership of the Common Shares owned by West Hampton.  Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

            CUSIP NUMBER: 46621A109

1. Names of Reporting Persons THE WEST HAMPTON SPECIAL SITUATIONS FUND, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 682,401(6)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 682,401
11. Aggregate Amount Beneficially Owned by Each Reporting Person 682,401(7)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 3.46% (8)
14. Type of Reporting Person (See Instructions) OO

(6)

Ms. Amy Atkinson is the sole manager of The West Hampton Special Situations Fund, LLC.

(7)

Includes 142,675 shares of common stock, 536,644 Ad-Vantage Shares, and 3,100 common stock purchase warrants.

(8)

Based upon 19,707,398 shares of Issuer’s common stock (including 16,997,398 Ad-Vantage Shares) and 3,100 common stock purchase warrants owned by the reporting person and outstanding as of October 2, 2012.

This Amendment No. 2 is the exit amendment for Mr. Charles Kirby, The Kirby Enterprises, LLC, and The Westhampton Special Situations Fund, LLC (“Westhampton”) and amends and supplements the Schedule 13D originally filed by Mr. Charles Kirby, The Kirby Enterprises, LLC, and Westhampton (collectively, the “Filers”) on August 19, 2010 (as amended, the “Schedule 13D), relating the Common Stock, $0.01 par value per share (the “Common Shares”), of JMG Exploration, Inc. (the “Issuer”).  As of August 1, 2012, Mr. Kirby resigned as the manager of Westhampton and disclaims ownership of the Common Shares owned by West Hampton.  Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended in its entirety as follows:

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5. Mr. Kirby and The Kirby Enterprises, LLC in the aggregate own approximately 4.52% of the outstanding Common Stock of the Issuer. The West Hampton Special Situations Fund, LLC owns approximately 3.46% of the outstanding Common Stock of the Issuer.  Mr. Kirby resigned as the manager of The West Hampton Special Situations Fund, LLC as of August 1, 2012 and disclaims beneficial ownership of the Common Stock of the Issuer owned by West Hampton.

 (a) (i) Mr. Kirby is the beneficial owner of an aggregate of 895,259, or 4.52%, of the total outstanding shares of Common Stock, including 541,345 Ad-Vantage Shares and 100,715 common stock purchase warrants.

(ii)  The Kirby Enterprises, LLC is the beneficial owner of an aggregate of 338,499, or 1.71% of the total outstanding shares of Common Stock, including 151,340 Ad-Vantage Shares and 69,645 common stock purchase warrants.

(ii) The West Hampton Special Situations Fund, LLC is the beneficial owner of an aggregate of 682,401, or 3.46% of the total outstanding shares of Common Stock, including 536,644 Ad-Vantage Shares and 3,100 common stock purchase warrants.

 (b)  Number of shares of Common Stock beneficially owned as of October 2, 2012 as to which the Reporting Persons have:

(i)  sole power to vote or direct the vote:

Name	Number of Shares
Charles F. Kirby	359,761(9)
The Kirby Enterprises, LLC	0
The West Hampton Special Situations Fund, LLC	0

(9)

Includes 346,168 Ad-Vantage Shares and 200 common stock purchase warrants.

(ii)  shared power to vote or direct the vote:

Name	Number of Shares
Charles F. Kirby	895,259(10)
The Kirby Enterprises, LLC	338,499 (11)
The West Hampton Special Situations Fund, LLC	682,401 (12)

(10)

Includes 541,345 Ad-Vantage Shares and 100,715 common stock purchase warrants.

(11)

Includes 151,340 Ad-Vantage Shares and 69,645 common stock purchase warrants

(12)

Includes 536,644 Ad-Vantage Shares and 3,100 common stock purchase warrants.

(iii) sole power to dispose or direct the disposition of:

Name	Number of Shares
Charles F. Kirby	359,761(13)
The Kirby Enterprises, LLC	0
The West Hampton Special Situations Fund, LLC	0

(13)

Includes 346,168 Ad-Vantage Shares and 200 common stock purchase warrants.

(iv) shared power to dispose or direct the disposition of:

Name	Number of Shares
Charles F. Kirby	895,259(14)
The Kirby Enterprises, LLC	338,499 (15)
The West Hampton Special Situations Fund, LLC	682,401 (16)

(14)

  Includes 541,345 Ad-Vantage Shares and 100,715 common stock purchase warrants.

(15)

  Includes 151,340 Ad-Vantage Shares and 69,645 common stock purchase warrants.

(16)

  Includes 536,644 Ad-Vantage Shares and 3,100 common stock purchase warrants.

 (c) The Reporting Persons effected the following transactions relating to the Common Shares since the date of the last report on Schedule 13D:

Mr. Kirby Roth 401K account received 346,168 Ad-Vantage Shares as of August 31, 2012 by virtue of its ownership of shares in Ad-Vantage Networks, Inc.

The Kirby Enterprises Fund LLC received 151,340 Ad-Vantage Shares as of August 31, 2012 by virtue of its ownership of shares in Ad-Vantage Networks, Inc.

Kearney Holdings LLC sold 2,500 Common Shares in open-market transactions on June 1, 2012 at a price per share of $3.10; 10,000 Common Shares in open-market transactions on June 4, 2012 at a price per share of $3.10;140, 5,000,4,860, 5,000, 5,000,2,780, 1,000, and 1,220 Common Shares in open-market transactions on June 5, 2012 at a price per share of $3.15, $3.13, $3.10, $3.10, $3.10, $3.10, and $3.10, respectively; 500 and 2,000 Common Shares in open-market transactions on June 8, 2012 at a price per share of $3.10; 3,000 Common Shares in open-market transactions on June 12, 2012 at a price per share of $3.10; 970, 1,000, and 30 Common Shares in open-market transactions on July 13, 2012 at a price per share of $3.15; 500 Common Shares in open-market transactions on July 24, 2012 at a price per share of $3.26; 500 Common Shares in open-market transactions on July 27, 2012 at a price per share of $3.00; 500 Common Shares in open-market transactions on August 8, 2012 at a price per share of $3.30; 400 Common Shares in open-market transactions on September 4, 2012 at a price per share of $3.35; 600 Common Shares in open-market transactions on September 5, 2012 at a price per share of $3.30; 500 Common Shares in open-market transactions on September 11, 2012 at a price per share of $3.40; 1,000 Common Shares in open-market transactions on September 19, 2012 at a price per share of $4.00; 2,000 Common Shares in open-market transactions on September 24, 2012 at a price per share of $3.95; and 2,000 Common Shares in open-market transactions on September 26, 2012 at a price per share of $3.81.  Kearney Holdings LLC received 57,319 Ad-Vantage Shares as of August 31, 2012 by virtue of its ownership of shares in Ad-Vantage Networks, Inc.

The River Bend Fund LLC sold 10,000 Common Stock Purchase Warrants in open-market transactions on June 4, 2012 at a price per warrant of $1.10.  The River Bend Fund LLC received 43,837 Ad-Vantage Shares as of August 31, 2012 by virtue of its ownership of shares in Ad-Vantage Networks, Inc.

Kearney Properties, LLC sold 1,500 Common Shares in open-market transactions on September 10, 2012 at a price per share of $3.35; 8,950 and 300 Common Shares in open-market transactions on September 12, 2012 at a price per share of $3.38; 900, 37, and 3,313 Common Shares in open-market transactions on September 14, 2012 at a price per share of $3.50; and 3,500 and 5,000 Common Stock Purchase Warrants in open-market transactions on September 17, 2012 at a price per warrant of $1.40.

The open-market transactions reported herein are actual shares and warrants sold and have not been adjusted to reflect the 2for 1 reverse stock split that has been authorized by a majority of the stockholders of the Company and is described in a pre-effective Schedule 14C, which was filed with the Securities and Exchange Commission on September 28, 2012.

 (d)  Not applicable.

(e) The Reporting Persons ceased to be five percent owners of the Common Stock of the Issuer on August 31, 2012, when the Issuer completed a reverse triangular merger with Ad-Vantage Networks, Inc.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended in its entirety as follows:

Effective May 8, 2012, the Reporting Persons entered into a Joint Filing Agreement relating to their beneficial ownership of the Common Stock, par value $0.01 per share, of JMG Exploration, Inc., a Nevada corporation. Mr. Kirby resigned as the manager of The West Hampton Special Situations Fund, LLC effective August 1, 2012, and disclaims any beneficial ownership of the Common Shares owned by West Hampton.  To the knowledge of the Reporting Persons, except as otherwise described above, there are no other contracts, arrangements, understandings or relationships among reporting persons and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.

MATERIALS TO BE FILED AS EXHIBITS.

Exhibit	Description

none

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 2, 2012	/s/Charles F. Kirby

Charles F. Kirby

THE KIRBY ENTERPRISES, LLC

Date: October 2, 2012	/s/Charles F. Kirby

By:

Charles F. Kirby

Its:

Manager

THE WEST HAMPTON SPECIAL SITUATIONS FUND, LLC

Date: October 2, 2012	/s/ Amy Atkinson

By:

Amy Atkinson

Its:

Manager